

AJAY BAM · 2nd in

Ceo and Co-founder at Vyrill Inc.

San Francisco Bay Area · 500+ connections · **Contact info**

 **Vyrill Inc.**

 **Babson College - Fra**
W. Olin Graduate Sch

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If you are marketer, we would love 2 mins of your time. W
doing a short survey on whether Covid has impacted you
thinking about how to leverage video for commerce and
so. Thank you!...

 5

Experience

Ceo and Co-founder

Vyrill Inc. · Full-time

May 2015 – Present · 5 yrs 6 mos

San Francisco, CA

Vyrill has trained machines to watch millions of videos on social media and web, and videos
captured directly from customers to help brand m

customers by leveraging user generated video su
to videos etc for insights, demand-generation, lic
more growth in user generated video content and
online sales in some categories due to Covid and
videos influence their purchase decisions, user ge



Advisor

eCurv Inc.
Jul 2009 – Present · 11 yrs 4 mos
www.ecurv.com

Providing advisory role on startup growth, funding



Lecturer in Entrepreneurship and Innovatio

Haas School of Business at University of Californi
May 2012 – Dec 2016 · 4 yrs 8 mos
Berkeley, CA

One of my other passions other than being a full t
others to be entrepreneurial. More information ca

http://facultybio.haas.berkeley.edu/faculty-list/ba



Advisor

Padloc LLC
Jan 2012 – 2016 · 4 yrs
Boston, MA

Advising an up and coming company/startup in th
of POS as Ipads, etc. Founders are great Industria

Co-founder and Head of Product!

Produk.me
Aug 2013 – Jan 2015 · 1 yr 6 mos
San Francisco Bay Area

Produk Inc. helps consumer brands get their awesome product videos in front of the customer on their mobile device with one click to drive deeper product engagement and referrals. Produk.me is a video centric campaign management tool to launch and promote product videos. Smart phone users and Millennials now expect product engagement on mob …see mor

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Education



BABSON



Babson College - Franklin W. Olin Graduate

MBA (Olin Scholar), Entrepreneurship
1999 – 2001



East Tennessee State University

MS, Software Engineering - Magna Cum Laude
1995 – 1997



University of Mumbai

B.E, Computer Engineering with Honors
1991 – 1995

Licenses & certifications

Agile/Scrum Certification - 2008

Volunteer Experience

Board Member

BirdStreeet - www.birdstreet.org
Aug 2008 – Jan 2011 • 2 yrs 6 mos
Education

Birdstreet provides low income high-risk youth wi
that allow inner city children and youth to rise abo
families to graduate from college, to lead the community as a place of peace and prosperity,
and to thrive as the adults of tomorrow.

Head of resources committee to raise funding for Birdstreet programs

Mentor

StartX Stanford Student Startup Accelerator
Dec 2012 – Present • 7 yrs 11 mos
Science and Technology

Skills & Endorsements

Start-ups · 99+



Endorsed by **Nima Adelkhani and 20 others who are highly skilled at this**

Entrepreneurship · 99+



Endorsed by **Nima Adelkhani and 21 others who are highly skilled at this**

Product Management · 99+

Endorsed by **Michael De Salvo and 8 others who are highly skilled at this**

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